# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GIGCAPITAL9 CORP, CIK 0002098712
CUSIP: G3865B114
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 1731 Embarcadero Rd., Suite 200, Palo Alto, United States (X1), 94303
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000886982-26-000239
Filed by CIK 0000886982

## Reporting persons
- THE GOLDMAN SACHS GROUP, INC.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,219,009; sole dispositive power 0; shared dispositive power 1,219,009; aggregate amount beneficially owned 1,219,009 (4.7% of the class)
- GOLDMAN SACHS & CO. LLC: type of reporting person: broker-dealer (BD), other (OO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,219,009; sole dispositive power 0; shared dispositive power 1,219,009; aggregate amount beneficially owned 1,219,009 (4.7% of the class)

## Item 1. Issuer
Name of issuer: GIGCAPITAL9 CORP
Address of issuer's principal executive offices: 1731 Embarcadero Rd., Suite 200, Palo Alto, X1, 94303

## Item 2. Person Filing
Name of person filing: THE GOLDMAN SACHS GROUP, INC./ GOLDMAN SACHS & CO. LLC
Address of principal business office or, if none, residence: The Goldman Sachs Group, Inc. 200 West Street New York, NY 10282/ Goldman Sachs & Co. LLC 200 West Street New York, NY 10282
Citizenship: THE GOLDMAN SACHS GROUP, INC. - Delaware/ GOLDMAN SACHS & CO. LLC - New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities
Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the
Class A ordinary shares, $0.0001 par value per share, of GIGCAPITAL9 CORP and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: 10/08/2026

THE GOLDMAN SACHS GROUP, INC.

By:/s/ AMEEN SOETAN
----------------------------------------
Name: AMEEN SOETAN
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:/s/ AMEEN SOETAN
----------------------------------------
Name: AMEEN SOETAN
Title: Attorney-in-fact

EXHIBIT (99.2)

ITEM 7 INFORMATION

The securities being reported on by The Goldman Sachs Group, Inc.
("GS Group"), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC ("Goldman Sachs"), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman
Sachs is a subsidiary of GS Group.

"EXHIBIT (99.3)
*In accordance with the Securities and Exchange Commission Release No.
34-39538 (January 12, 1998) (the ""Release""), this filing reflects the securities beneficially owned by certain operating units (collectively, the ""Goldman Sachs
Reporting Units"") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, ""GSG""). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman
Sachs Reporting Units."

## Signatures
- THE GOLDMAN SACHS GROUP, INC.: Name: AMEEN SOETAN, Attorney-in-fact (10/08/2026)
- GOLDMAN SACHS & CO. LLC: Name: AMEEN SOETAN, Attorney-in-fact (10/08/2026)